SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          -----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 Information to be included in statements filed
                    pursuant to Rule 13d-1(a) and amendments
                     thereto filed pursuant to Rule 13d-2(a)

                               (Amendment No. 1)*


                                   Genset S.A.
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                                (Name of Issuer)

              Ordinary Shares, nominal value (euro) 3.00 per share
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                         (Title of Class of Securities)

                                    37244T104
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                                 (CUSIP Number)

                                Nathalie Joannes
                                 General Counsel
                                   Serono S.A.
                             15bis Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                               011 41 22 739 3113
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                                    Copy to:

        Jean-Marie Ambrosi                            William A. Groll
  Cleary, Gottlieb, Steen & Hamilton        Cleary, Gottlieb, Steen & Hamilton
        41, Avenue de Friedland           City Place House, 55 Basinghall Street
          75008 Paris, France                London EC2V 5EH, United Kingdom
         011 33 1 40 74 68 00                      011 44 207 614 2200


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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 8, 2002
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f), or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------
CUSIP No. 37244T104
------------------------

    1      NAME OF REPORTING PERSON

           Serono S.A.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not applicable.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |X|

    3


    4      SOURCE OF FUNDS*

           WC, AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)      |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland

                             7    SOLE VOTING POWER

                                  0 shares

    NUMBER OF SHARES         8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  8,132,633 shares
     EACH REPORTING
        PERSON               9    SOLE DISPOSITIVE POWER
         WITH
                                  0 shares

                            10    SHARED DISPOSITIVE POWER

                                  8,132,633 shares

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,132,633 shares

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           92.3%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------
CUSIP No. 37244T104
------------------------

    1      NAME OF REPORTING PERSON

           Serono France Holding S.A.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not applicable.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |X|

    3


    4      SOURCE OF FUNDS*

           WC, AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)      |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France

                             7    SOLE VOTING POWER

                                  0 shares

    NUMBER OF SHARES         8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  8,132,633 shares
     EACH REPORTING
        PERSON               9    SOLE DISPOSITIVE POWER
         WITH
                                  0 shares

                            10    SHARED DISPOSITIVE POWER

                                  8,132,633 shares

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,132,633 shares

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           92.3%

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
                  -------------------

                  This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the ordinary shares, nominal value (euro)3.00 per share ("Common Stock"), of Genset S.A., a French corporation ("Genset"). The principal executive offices of Genset are located at 6, place de la Madeleine, 75008 Paris, France. This Amendment is being filed by Serono S.A. ("Serono") and Serono France Holding S.A. ("Purchaser") to amend their disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which, in accordance with Instruction H of the General Instructions to Schedule TO, constituted part of their Schedule TO, initially filed on July 16, 2002, as amended, including by Amendment No. 5 (the final amendment) filed on October 31, 2002 (the "Schedule TO").

Item 4.           Purpose of Transaction.
                  ----------------------

                  On November 8, 2002 the French Conseil des Marches Financiers (the "CMF") announced the final results of the U.S. and French tender offers (the "Offers") previously described in the Schedule TO, including the results of the subsequent offering periods in both Offers. On November 8, 2002, Serono and Genset issued a press release announcing these results, a copy of which is filed as Exhibit 1 to this Amendment and incorporated herein by reference in its entirety. As indicated in the CMF announcement, Purchaser now holds (x) 7,557,702 Genset shares, representing 91.8% of the 8,232,350 Genset shares currently outstanding, including shares represented by remaining American Depositary Shares ("ADSs") (each of which represents one-third of one Genset share), (y) 515,931 bonds convertible or exchangeable into new or existing shares (obligations a option de conversion et/ou d'echange en actions nouvelles ou existantes, or "OCEANEs"), representing 98.8% of the 522,223 OCEANEs currently outstanding, and (z) all 59,000 of the warrants to acquire Genset shares that were the subject of the Offers. Each OCEANE is convertible into or exchangeable for, and each warrant is exercisable for, one Genset share.

                  As noted in Exhibit 1, Serono intends to continue, until further notice, to purchase Genset shares on the Nouveau Marche to the extent that they are available at a price of 9.75 euro. Serono has requested that Genset determine whether it is eligible to deregister its shares and ADSs under the Exchange Act and, if so, proceed with the deregistration.

                  As previously disclosed, the ADSs are no longer listed for trading on Nasdaq or any other securities exchange. Serono and Genset are reviewing the desirability of terminating the ADS program, as discussed in the Schedule TO, but no decision has yet been made. If it is determined to terminate the program, The Bank of New York, as depositary, would mail notice of the termination to holders of ADSs at least 30 days prior to the date fixed for termination. On and after the date of termination, ADS holders would be entitled to surrender their ADSs and receive delivery of the Genset shares underlying the ADSs surrendered, and the depositary would cease to register transfers of ADSs. At any time after one year from the date of termination of the ADS program, the depositary may sell any remaining Genset shares and hold the net proceeds for the benefit of ADS holders that have not yet surrendered their ADSs. Except as set forth in this Amendment and the Schedule TO, neither Serono nor Purchaser has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) - (b) As described above, Purchaser currently holds 7,557,702 shares and, in accordance with Rule 13d-1 under the Exchange Act, is deemed to beneficially own the 574,931 shares that would be received upon conversion, exchange or exercise of the OCEANEs and warrants it holds. Serono, by virtue of its ownership and control of Purchaser, shares beneficial ownership of these shares. Thus, Serono and Purchaser currently beneficially own an aggregate of 8,132,633 shares, representing 92.3% of the shares currently outstanding (after giving effect to the deemed conversion, exchange or exercise of the 574,931 OCEANEs and warrants held by Purchaser).

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

Exhibit 1  --     Press Release, dated November 8, 2002, of Serono and Genset.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 12, 2002

                              SERONO S.A.

                                            /s/ Jacques Theurillat
                              --------------------------------------------------
                                                 (Signature)

                                              Jacques Theurillat
                              --------------------------------------------------
                                               (Name and Title)

                                           Director and Deputy CEO
                              --------------------------------------------------


                              SERONO FRANCE HOLDING S.A.

                                            /s/ Jacques Theurillat
                              --------------------------------------------------
                                                 (Signature)

                                              Jacques Theurillat
                              --------------------------------------------------
                                               (Name and Title)

                                                   Director
                              --------------------------------------------------

                                  Exhibit Index

Exhibit 1          Press Release, dated November 8, 2002, of Serono and Genset.